FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 4/25/2018

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2018 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                By: /s/ Máximo Vedoya
Name: Pablo Brizzio                Name: Máximo Vedoya
Title: Chief Financial Officer            Title: Chief Executive Officer

Dated: April 25, 2018

Sebastián Martí
Ternium - Investor Relations
+1 (866) 890 0443
+54 (11) 4018 8389
www.ternium.com

Ternium Announces First Quarter 2018 Results

Luxembourg, April 25, 2018 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter period that ended March 31, 2018.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated condensed interim financial statements prepared in accordance with IAS 34 “Interim financial reporting” (IFRS) and presented in US dollars (USD) and metric tons.

Summary of First Quarter 2018 Results

	1Q 2018	4Q 2017		1Q 2017

Steel Shipments (tons)	3,523,000	3,411,000	3%	2,475,000	42%
Iron Ore Shipments (tons)	929,000	875,000	6%	863,000	8%
Net Sales (USD million)	2,961.3	2,767.5	7%	2,075.1	43%
Operating Income (USD million)	523.1	350.0	49%	364.2	44%
EBITDA[1] (USD million)	665.1	502.3	32%	464.8	43%
EBITDA Margin (% of net sales)	22.5%	18.2%		22.4%
EBITDA per Ton[2] (USD)	188.8	147.3		187.8
Income Tax Expense (USD million)	(41.2)	(138.7)		(35.2)
Net Income (USD million)	422.1	198.0		310.4
Equity Holders' Net Income (USD million)	366.7	180.2		261.3
Earnings per ADS[3] (USD)	1.87	0.92		1.33

•	EBITDA of USD665.1 million in the first quarter 2018, 32% higher sequentially, with higher EBITDA per ton and slightly higher shipments.

•	Earnings per ADS of USD1.87 in the first quarter 2018, a sequential increase of USD0.95 per ADS.

•	Capital expenditures of USD102.4 million in the first quarter 2018, compared to USD126.5 million in the fourth quarter 2017.

•	Net debt position of USD2.6 billion at the end of March 2018, down from USD2.7 billion at the end of December 2017 and equivalent to 1.2 times net debt to EBITDA.

[1]	EBITDA in the first quarter 2018 equals operating income of USD523.1 million adjusted to exclude depreciation and amortization of USD142.0 million.

[2]	Consolidated EBITDA divided by steel shipments.

[3]
American Depositary Share (ADS). Each represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the first quarter 2018 was USD523.1 million, a USD173.1 million increase compared to operating income in the fourth quarter 2017 on higher steel segment’s operating margin and slightly higher steel shipments. The sequential increase in the steel segment’s operating margin was mainly due to a USD45 increase in steel revenue per ton, principally as a result of higher realized prices in Ternium's main steel markets, and a slight decrease in the steel segment’s operating cost per ton4. The company’s steel shipments were 112,000 tons higher sequentially as a result of a 160,000-ton increase in Mexico, partially offset by a 48,000-ton decrease in Other Markets due to a higher level of slab integration among Ternium subsidiaries, and a consequent decrease in shipments of slabs to third parties.

Compared to the first quarter 2017, the company’s operating income in the first quarter 2018 increased USD158.9 million, mainly due to a 1.0 million-ton increase in steel shipments and relatively stable operating margin. The year-over-year increase in steel shipments included an 836,000-ton increase in Other Markets, mostly reflecting the consolidation of Ternium Brasil’s shipments in 2018, a 112,000-ton increase in Mexico, and a 100,000-ton increase in the Southern Region. Steel revenue per ton and cost per ton remained relatively stable, as higher realized steel prices in all of Ternium’s markets and higher raw material and purchased slab costs were mainly offset by the consolidation of Ternium Brasil’s slabs sales in the first quarter 2018.

The company’s net income in the first quarter 2018 was USD422.1 million, compared to USD198.0 million in the fourth quarter 2017. The USD224.1 million increase in net income was mainly due to higher operating income and a lower effective tax rate, partially offset by higher net financial expenses mostly related to foreign exchange results. An 8% depreciation of the Mexican peso in the fourth quarter 2017 and an 8% appreciation in the first quarter 2018 produced significant sequential fluctuations in the effective tax rate due to changes on deferred taxes, as well as in foreign exchange results on a net short local currency position in Ternium’s Mexican subsidiaries.

Relative to the prior-year-period, net income in the first quarter 2018 increased USD111.7 million, mainly due to higher operating income, partially offset by higher financial expenses.

Outlook

Ternium expects operating income to increase in the second quarter 2018 compared to the first quarter 2018, mainly due to higher operating margin, since increasing realized prices in Mexico will be only partially offset by higher cost per ton. Shipments in the company’s main markets are expected to remain at healthy levels in the second quarter compared to the first quarter of the year, although consolidated shipments should slightly decrease principally as a result of lower sales of slabs to third parties, which will enable the company to increase its slab integration level.

Uncertainty in the markets regarding US trade action against imports of steel under section 232 lingers on, as many countries that were initially exempted from the 25% general tariff are negotiating specific conditions under which to maintain such exemptions, in some cases by way of import quotas. In addition, the NAFTA renegotiation process continues, and the Mexican government is analyzing the renewal of a recently expired safeguard against steel imports. Steel prices in the North American region have significantly increased year-to-date, but the outcome of these trade-related issues will have a bearing on future steel price performance in this market.

[4]	Operating cost per ton is equal to cost of sales plus SG&A, divided by shipments.

The company anticipates steel shipments in the Mexican market to remain at healthy levels after a record first quarter this year. Industrial customer demand will remain strong in the second quarter 2018, while the commercial market, which is more closely associated to the construction industry, should show some weakness. Following a significant rise in steel prices in the first quarter 2018, revenue per ton in the Mexican market should continue increasing in the second quarter as industrial customers sales contract prices gradually reset. Ternium also expects cost per ton to rise sequentially at its Mexican subsidiary, as higher prices of third-party purchased slabs gradually flow through cost of sales.

In Argentina, the company anticipates 2018 to mark the first time since 2011 that the country will have two consecutive years of economic growth, despite a significant drought that should have a negative effect on Argentina’s agribusiness performance. The company expects steel shipments and revenue per ton to slightly increase in the Argentine market in the second quarter 2018 compared to the first quarter of the year.

Analysis of First Quarter 2018 Results

Net gain attributable to Ternium’s equity owners in the first quarter 2018 was USD366.7 million, compared to net gain attributable to Ternium’s equity owners of USD261.3 million in the first quarter 2017. Including non-controlling interest, net gain for the first quarter 2018 was USD422.1 million, compared to net gain of USD310.4 million in the first quarter 2017. Earnings per ADS in the first quarter 2018 were USD1.87, compared to earnings per ADS of USD1.33 in the first quarter 2017.
Net sales in the first quarter 2018 were USD3.0 billion, or 43% higher than net sales in the first quarter 2017. The following table outlines Ternium’s consolidated net sales for the first quarter 2018 and the first quarter 2017:

	Net Sales (million USD)
	1Q 2018	1Q 2017	Dif.
Mexico	1,515.4	1,299.8	17%
Southern Region	637.0	511.4	25%
Other Markets	725.3	223.9	224%
Total steel products net sales	2,877.7	2,035.0	41%
Other products[1]	83.5	40.1	108%
Steel segment net sales	2,961.2	2,075.1	43%

Mining segment net sales	69.7	62.6	11%
Intersegment eliminations	(69.6)	(62.6)
Net sales	2,961.3	2,075.1	43%
1 The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Cost of sales was USD2.2 billion in the first quarter 2018, an increase of USD672 million compared to the first quarter 2017. This was principally due to a USD557.4 million, or 48%, increase in raw material and consumables used, mainly reflecting a 42% increase in steel shipment volumes and higher purchased slabs, pellets, scrap and zinc costs; and to a USD114.7 million increase in other costs, mainly including a USD51.9 million increase in labor costs, a USD30.8 million increase in maintenance expenses, a USD19.8 million increase in depreciation of property, plant and equipment and a USD15.9 million increase in services and fees. The consolidation of Ternium Brasil in the first quarter 2018 affected all of the above-mentioned components of the cost of sales, as well as the selling, general and administrative expenses.

Selling, General & Administrative (SG&A) expenses in the first quarter 2018 were USD240.5 million, or 8.1% of net sales, an increase of USD68.2 million compared to SG&A expenses in the first quarter 2017, mainly due to higher amortization of intangible assets, freight and transport expenses, labor costs, services and fees, and taxes and contributions (other than income tax).

Operating income in the first quarter 2018 was USD523.1 million, or 17.7% of net sales, compared to operating income of USD364.2 million, or 17.5% of net sales in the first quarter 2017. The following table outlines Ternium’s operating income by segment for the first quarter 2018 and first quarter 2017:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1Q 2018	1Q 2017	1Q 2018	1Q 2017	1Q 2018	1Q 2017	1Q 2018	1Q 2017
Net Sales	2,961.2	2,075.1	69.7	62.6	(69.6)	(62.6)	2,961.3	2,075.1
Cost of sales	(2,223.2)	(1,549.3)	(52.4)	(48.6)	72.2	66.4	(2,203.5)	(1,531.5)
SG&A expenses	(235.4)	(169.9)	(5.1)	(2.3)	—	—	(240.5)	(172.3)
Other operating (expense) income, net	5.6	(7.4)	0.2	0.2	—	—	5.8	(7.2)
Operating income	508.1	348.5	12.3	11.8	2.6	3.8	523.1	364.2

EBITDA	636.6	437.7	25.9	23.3	2.6	3.8	665.1	464.8

Steel reporting segment

The steel segment’s operating income was USD508.1 million in the first quarter 2018, an increase of USD159.7 million compared to the first quarter 2017, reflecting higher net sales, partially offset by higher operating costs.

Net sales of steel products in the first quarter 2018 increased 41% compared to the first quarter 2017, reflecting a 1.0-million ton increase in shipments and stable revenue per ton, mainly as a result of higher realized steel prices in all of Ternium’s markets mainly offset by the consolidation of Ternium Brasil’s slabs sales in the first quarter 2018. Total shipments in the first quarter 2018 increased year-over-year mainly due to higher volumes in all of Ternium’s steel markets, especially in Other Markets due to the consolidation of Ternium Brasil.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue/ton (USD/ton)
	1Q 2018	1Q 2017	Dif.	1Q 2018	1Q 2017	Dif.	1Q 2018	1Q 2017	Dif.
Mexico	1,515.4	1,299.8	17%	1,774.5	1,663.0	7%	854	782	9%
Southern Region	637.0	511.4	25%	645.3	545.1	18%	987	938	5%
Other Markets	725.3	223.9	224%	1,103.0	266.7	314%	658	839	-22%

Total steel products	2,877.7	2,035.0	41%	3,522.8	2,474.8	42%	817	822	-1%
Other products[1]	83.5	40.1	108%

Steel segment	2,961.2	2,075.1	43%
[1] The item "Other products" primarily includes Ternium Brasil’s and Ternium México’s electricity sales.

Operating cost increased 43% in the first quarter 2018, due to a 42% increase in shipments and a slight increase in cost per ton, with higher raw material and purchased slab costs mainly offset by the consolidation of Ternium Brasil’s slabs sales in the first quarter 2018.

Mining reporting segment

The mining segment’s operating income was a gain of USD12.3 million in the first quarter 2018, compared to a gain of USD11.8 million in the first quarter 2017, mainly reflecting higher iron ore sales partially offset by slightly higher operating cost.

Mining products net sales in the first quarter 2018 increased USD7.1 million, mainly as a result of higher shipments and slightly higher revenue per ton. Shipments were 929,000 tons, 8% higher than in the first quarter 2017. Revenue per ton was USD75, USD2 higher than in the first quarter 2017.

	Mining segment
	1Q 2018	1Q 2017	Dif.
Net Sales (million USD)	69.7	62.6	11%
Shipments (thousand tons)	929.3	863.4	8%
Revenue per ton (USD/ton)	75	73	3%

Operating cost increased 13% year-over-year, mainly due to the above-mentioned 8% increase in shipment volumes and a 5% increase in operating cost per ton.

EBITDA in the first quarter 2018 was USD665.1 million, or 22.5% of net sales, compared to USD464.8 million, or 22.4% of net sales, in the first quarter 2017.

Net financial results were a USD79.7 million loss in the first quarter 2018, compared to a USD39.9 million loss in the first quarter 2017. During the first quarter 2018, Ternium’s net financial interest results totaled a loss of USD28.6 million, compared to a loss of USD16.8 million in the first quarter 2017, mainly reflecting higher net indebtedness. Net foreign exchange results were a loss of USD42.5 million in the first quarter 2018 compared to a loss of USD41.7 million in the first quarter 2017. The losses in these periods were mainly due to the negative impact of the Mexican peso’s 8% and 10% appreciation against the U.S. dollar, respectively, on a net short local currency position in Ternium’s Mexican subsidiaries. Change in fair value of financial instruments included in net financial results was a USD14.2 million loss in the first quarter 2018 compared to a USD19.3 million gain in the first quarter 2017. The changes in these periods were mainly related to certain derivative instruments entered into to compensate for the interest rate charges derived from Ternium’s Argentine subsidiary's local currency denominated financial debt.

Equity in results of non-consolidated companies was a gain of USD20.0 million in the first quarter 2018, compared to a gain of USD21.4 million in the first quarter 2017.

Income tax expense in the first quarter 2018 was USD41.2 million, or 9% of income before income tax expense, compared to an income tax expense of USD35.2 million in the first quarter 2017, or 10% of income before income tax expense. Effective tax rates in these periods included a non-cash charge on deferred taxes due to the 8% and 10% appreciation of the Mexican peso against the U.S. dollar during the first quarter 2018 and first quarter 2017, respectively, which reduces, in U.S. dollar terms, the tax base used to calculate deferred tax at our Mexican subsidiaries (which have the U.S dollar as their functional currency).

Net gain attributable to non-controlling interest in the first quarter 2018 was USD55.4 million, compared to net gain of USD49.1 million in the same period in 2017.

Cash Flow and Liquidity

Net cash provided by operating activities in the first quarter 2018 was USD192.1 million. Working capital increased by USD266.1 million in the first quarter 2018 as a result of an aggregate USD281.2 million net increase in trade and other receivables and a USD158.2 million increase in inventories, partially offset by an aggregate USD173.4 million net increase in accounts payable and other liabilities. The net increase in trade and other receivables in the first quarter 2018 mainly reflected higher prices and shipments to the Mexican steel market. The inventory value increase in the first quarter 2018 was mainly due to USD99.5 million higher costs of slabs, goods in process and finished goods principally as a result of the pass-through of higher purchased slab, scrap, coal and iron ore prices; and USD111.0 million higher volume and price of raw materials and supplies; partially offset by USD45.4 million lower steel volume.

Capital expenditures in the first quarter 2018 were USD102.4 million, USD18.6 million higher than in the first quarter 2017. The main investments carried out during the period included those made for new hot-rolling, hot-dipped galvanizing and pre-painting production capacity in the company’s Pesquería industrial center, improvement of environmental and safety conditions at certain facilities, the upgrade and expansion of two hot strip mills, the expansion of connectivity and equipment automation, and those made in Peña Colorada’s iron ore operations.

In the first quarter 2018, Ternium's free cash flow5 was USD89.7 million. Net repayment of borrowings in the first quarter 2018 reached USD180.6 million. As of March 31, 2018, Ternium’s net debt position6 was USD2.6 billion.

Conference Call and Webcast

Ternium will host a conference call on April 26, 2018, at 8:30 a.m. ET in which management will discuss first quarter 2018 results. A webcast link will be available in the Investor Center section of the company’s website at www.ternium.com.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

[5]	Free cash flow in the first quarter 2018 equals net cash provided by operating activities of USD192.1 million less capital expenditures of USD102.4 million.

[6]	Net debt position at March 31, 2018 equals borrowings of USD3.0 billion less cash and equivalents plus other investments of USD0.4 billion.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	1Q 2018	1Q 2017
	(Unaudited)
Net sales	2,961.3	2,075.1
Cost of sales	(2,203.5)	(1,531.5)
Gross profit	757.8	543.6
Selling, general and administrative expenses	(240.5)	(172.3)
Other operating income (expenses), net	5.8	(7.2)
Operating income	523.1	364.2

Finance expense	(33.8)	(21.4)
Finance income	5.1	4.6
Other financial expenses, net	(51.1)	(23.2)
Equity in earnings of non-consolidated companies	20.0	21.4
Profit before income tax expense	463.3	345.6
Income tax expense	(41.2)	(35.2)
Profit for the period	422.1	310.4

Attributable to:
Owners of the parent	366.7	261.3
Non-controlling interest	55.4	49.1
Profit for the period	422.1	310.4

Consolidated Statement of Financial Position

USD million	March 31, 2018	December 31, 2017
	(Unaudited)
Property, plant and equipment, net	5,298.2	5,349.8
Intangible assets, net	1,058.2	1,092.6
Investments in non-consolidated companies	495.3	478.3
Deferred tax assets	134.5	121.1
Receivables, net	693.6	677.3
Trade receivables, net	6.3	4.8
Other investments	39.6	3.4
Total non-current assets	7,725.6	7,727.3

Receivables, net	354.5	362.2
Derivative financial instruments	2.7	2.3
Inventories, net	2,688.6	2,550.9
Trade receivables, net	1,304.9	1,006.6
Other investments	103.9	132.7
Cash and cash equivalents	232.6	337.8
Total current assets	4,687.2	4,392.5

Non-current assets classified as held for sale	2.8	2.8

Total assets	12,415.6	12,122.6

Capital and reserves attributable to the owners of the parent	5,339.7	5,010.4
Non-controlling interest	875.8	842.3

Total Equity	6,215.5	5,852.8

Provisions	763.7	768.5
Deferred tax liabilities	422.9	513.4
Other liabilities	394.5	373.0
Trade payables	1.1	2.3
Financial Lease liabilities	68.2	69.0
Borrowings	1,701.8	1,716.3
Total non-current liabilities	3,352.2	3,442.5

Current income tax liabilities	62.6	52.9
Other liabilities	402.1	357.0
Trade payables	1,061.0	897.7
Derivative financial instruments	5.1	6.0
Financial Lease liabilities	8.7	8.0
Borrowings	1,308.4	1,505.6
Total current liabilities	2,847.9	2,827.3

Total liabilities	6,200.1	6,269.8

Total equity and liabilities	12,415.6	12,122.6

Consolidated Statement of Cash Flows

USD million	1Q 2018	1Q 2017
	(Unaudited)

Profit for the period	422.1	310.4

Adjustments for:
Depreciation and amortization	142.0	100.6
Equity in earnings of non-consolidated companies	(20.0)	(21.4)
Changes in provisions	1.2	0.6
Net foreign exchange results and others	24.9	46.0
Interest accruals less payments	(12.6)	(1.0)
Income tax accruals less payments	(99.5)	(31.6)
Changes in working capital	(266.1)	(317.8)

Net cash provided by operating activities	192.1	85.8

Capital expenditures	(102.4)	(83.9)
Proceeds from the sale of property, plant & equipment	0.2	0.1
Loans to non-consolidated companies	(4.8)	(23.9)
Increase in Other Investments	(7.4)	(5.5)

Net cash used in investing activities	(114.4)	(113.2)

Financial Lease Payments	(1.3)	(1.1)
Proceeds from borrowings	227.1	338.9
Repayments of borrowings	(407.7)	(208.3)

Net cash (used in) provided by financing activities	(181.9)	129.5

(Decrease) increase in cash and cash equivalents	(104.2)	102.1

	Shipments
Thousand tons	1Q 2018	1Q 2017	4Q 2017

Mexico	1,774.5	1,663.0	1,614.4
Southern Region	645.3	545.1	645.2
Other Markets	1,103.0	266.7	1,151.2
Total steel segment	3,522.8	2,474.8	3,410.8

Total mining segment	929.3	863.4	874.8

	Revenue / ton
USD/ton	1Q 2018	1Q 2017	4Q 2017

Mexico	854	782	809
Southern Region	987	938	961
Other Markets	658	839	616
Total steel segment	817	822	772

Total mining segment	75	73	79

	Net Sales
USD million	1Q 2018	1Q 2017	4Q 2017

Mexico	1,515.4	1,299.8	1,306.0
Southern Region	637.0	511.4	619.9
Other Markets	725.3	223.9	708.8
Total steel products	2,877.7	2,035.0	2,634.8
Other products[1]	83.5	40.1	132.7
Total steel segment	2,961.2	2,075.1	2,767.5

Total mining segment	69.7	62.6	69.0

Total steel and mining segments	3,030.9	2,137.7	2,836.5

Intersegment eliminations	(69.6)	(62.6)	(69.0)

Total net sales	2,961.3	2,075.1	2,767.5
1 The item “Other products” primarily includes Ternium Brasil’s and Ternium México’s electricity sales.